EXHIBIT 23.1



            Consent of Independent Registered Public Accounting Firm



The Board of Directors
Central Jersey Bancorp:

We consent to the incorporation by reference in Registration Statement No. 333-144096 on Form S-8 of Central Jersey Bancorp of our report dated June 29, 2007, relating to the statements of net assets available for plan benefits of the Central Jersey Bancorp Employees' Savings & Profit Sharing Plan and Trust (the "Plan") (formerly known as The Monmouth Community Bank, N.A. Employees' Savings & Profit Sharing Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental schedule of assets at end of year as of December 31, 2006, which report appears in the December 31, 2006 Annual Report on Form 11-K of the Central Jersey Bancorp Employees' Savings & Profit Sharing Plan and Trust.



/s/ KPMG LLP

Short Hills, New Jersey
June 29, 2007